NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040679

February 20, 2008

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

Re: The Boeing Company
Incoming letter dated December 21, 2007

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposals submitted to Boeing by John Chevedden, Thomas Finnegan, Ray T. Chevedden, and David Watt. We also have received letters on the proponent's behalf dated January 1, 2008, January 2, 2008, January 3, 2008, January 16, 2008, January 23, 2008, and February 12, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

December 21, 2007

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

BOEING

Re: Shareholder Proposals Submitted by John Chevedden on Behalf of Himself, and as "Proxy" for Ray T. Chevedden, Thomas Finnegan and David Watt, for Inclusion in The Boeing Company 2008 Proxy Statement

Dear Sir or Madam:

The Boeing Company ("***Boeing***" or the "***Company***") received four proposals (collectively, the "***Proposals***") involving John Chevedden either directly or as "proxy" for certain shareholders for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2008 Annual Meeting (the "***2008 Proxy Statement***"). On November 16, 2007, Boeing received a proposal from John Chevedden, dated November 16, 2007, regarding the adoption of cumulative voting (the "***John Chevedden Proposal***"). On November 17, 2007, Boeing received a proposal purportedly from Thomas Finnegan, dated October 22, 2007, concerning the independent lead director (the "***Finnegan Proposal***"). On November 5, 2007, Boeing received a proposal purportedly from Ray T. Chevedden, dated November 4, 2007, regarding a shareholder advisory vote on executive pay (the "***Ray Chevedden Proposal***"). On November 17, 2007, Boeing received a proposal purportedly from David Watt, dated October 24, 2007, pertaining to performance based stock options (the "***Watt Proposal***"). Each of the Proposals submitted by Messrs. Finnegan, Ray Chevedden and Watt (the "***Nominal Proponents***") was accompanied by a cover letter reciting that it was "the proxy for John Chevedden and/or his designee to act on [the nominal proponent's] behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The "proxy" cover letter further instructs the Company to direct all future communication regarding the Proposals submitted by the Nominal Proponents to John Chevedden.

We believe John Chevedden is in fact the actual proponent of each proposal, based on, among other facts, the presence of virtually identical cover letters for each Nominal Proponent designating Mr. Chevedden as his "proxy" and Mr. Chevedden's assumption of control over all future communications and actions regarding the Proposals submitted by the Nominal Proponents. Accordingly, in Part I, we have set forth the grounds that we believe allow Boeing to omit the Proposals from the 2008 Proxy Statement and form of proxy (the "***2008 Proxy Materials***") due to violation of the one proposal per shareholder limit set forth in Commission Rule ("***Rule***") 14a-8(c) under the Securities Exchange Act of 1934, as amended. Notwithstanding our position regarding omission of the Proposals under Rule 14a-8(c), we further believe that the John Chevedden Proposal is deficient on substantive grounds under provisions set forth in Rule 14a-8(i), as we describe in Part II.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Rule 14a-8, Boeing excludes the Proposals from the 2008 Proxy Materials.

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and each of the letters submitting the Proposals.[1] The Company presently intends to file its definitive 2008 Proxy Materials on March 14, 2008, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2008 Proxy Statement with the Commission.

As noted above, each of the cover letters instructs the Company to direct all future communication regarding the Proposals submitted by the Nominal Proponents to John Chevedden. Accordingly, a copy of this letter, with copies of all enclosures, is being simultaneously sent by overnight courier to Mr. Chevedden in accordance with Rule 14a-8(j), advising him of the Company's intention to omit the Proposals from the 2008 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward to Mr. Chevedden any Staff response to this no-action request that the Staff transmits to us by facsimile.

Reasons the Proposals May Be Omitted From the 2008 Proxy Materials

I. Boeing May Exclude the Proposals From the 2008 Proxy Materials Pursuant to Rule 14a-8(c) Because John Chevedden Has Submitted More Than One Proposal

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal per meeting of shareholders.[2] There was no limit on the number of proposals a proponent could submit prior to 1976. Then in that year, the Commission limited proponents to two proposals per year because the Commission believed that several proponents "exceeded the bounds of reasonableness . . . by submitting excessive numbers of proposals to issuers." Exchange Act Release No. 34-12999 ("***Release No. 34-12999***") (Nov. 22, 1976). In 1983, as part of an effort "to reduce issuer costs and to improve the readability of proxy statements," the Commission further restricted proponents to a single proposal per year. Exchange Act Release No. 34-20091 (Aug. 16, 1983).

John Chevedden has established a pattern of submitting multiple proposals, ostensibly as a "proxy" for one or more shareholders of the target company. This year Mr. Chevedden has continued this practice by submitting four proposals to Boeing. In accordance with the requirements of Rule 14a-8(f), on November 28, 2007, the Company's Assistant Corporate Secretary and Counsel sent Mr. Chevedden four letters, attached as **Exhibits E** through **H**, advising him that each of the Proposals violated Rule 14a-8(c) and asking him to notify the

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[1] A copy of each of the Proposals and their supporting statements is attached to this letter as **Exhibit A** (the John Chevedden Proposal), **Exhibit B** (the Finnegan Proposal), **Exhibit C** (the Ray Chevedden Proposal) and **Exhibit D** (the Watt Proposal).

[2] *See* 17 C.F.R. § 240.14a-8(c) (providing that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting").

Company as to which of the Proposals he wished to withdraw.[3] Mr. Chevedden did not provide a response to correct the deficiency within the time frame specified in the letters and by Rule 14a-8(f). Accordingly, the Company believes the Proposals may be excluded pursuant to Rule 14a-8(f) because they were submitted in violation of Rule 14a-8(c).

We acknowledge that on prior occasions the Staff has expressed the view that John Chevedden's submissions to Boeing and other companies are not excludable under Rule 14a-8(c). *See, e.g., AT&T Inc.*, SEC No-Action Letter, 2007 WL 224975 (Jan. 18, 2007); *The Boeing Co.*, SEC No-Action Letter, 2004 WL 257686 (Feb. 6, 2004). However, because we believe that Mr. Chevedden continues to attempt to circumvent the purpose and intent of Rule 14a-8(c), we respectfully request that the Staff reconsider its prior position.

A. John Chevedden Is the Architect and Author of the Submissions of the Nominal Proponents

It is evident that John Chevedden does all, or substantially all, of the work to draft, submit and support the Proposals. Each proposal submitted is accompanied by Mr. Chevedden's standard form cover letter referring generically only to "[t]his Rule 14a-8 proposal." As noted above, this standard form cover letter gives Mr. Chevedden the authority to act on the Nominal Proponent's behalf before, during and after the meeting and instructs the target company to direct all future communication regarding the proposal to Mr. Chevedden.

All of the Proposals are virtually identical in format, font and style and are easily identified as having been submitted by John Chevedden. Additionally, throughout the supporting statements, the Proposals use similar language and the same style of citation to The Corporate Library. Each proposal includes in its title the same proposal number, "3," and ends with the phrase "Yes on 3." Each proposal is followed by a "Notes" section that is identical, with the exception of an introductory statement that names Mr. Chevedden or a Nominal Proponent as sponsor of the proposal. In addition, it is evident from viewing the Proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through various nominal proponents. The logical conclusion is that the Proposals are not the Nominal Proponents' but rather proposals written and submitted by Mr. Chevedden.

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[3] Additional correspondence with Mr. Chevedden and David Watt is attached as **Exhibits I** and **J**, respectively.

On at least one occasion, the Staff has granted relief in the manner the Company is requesting. *See TRW Inc.*, SEC No-Action Letter, 2001 WL 62910 (Jan. 24, 2001) ("***TRW***") (proposal excludable based on the shareholder's acknowledgment that he had been solicited by John Chevedden to serve as a nominal proponent and that Mr. Chevedden in fact had drafted the proposal). The type of relief granted in *TRW* was short-lived, however, because Mr. Chevedden immediately took steps to preclude the target company from contacting the nominal proponent in order to develop a *TRW*-type no-action letter. After *TRW*, Mr. Chevedden stopped including the nominal proponent's telephone number in the "proxy" cover letter, and, as discussed below, we understand that he has instructed nominal proponents not to speak with the target companies. Moreover, any revisions to past proposals have come directly from Mr. Chevedden, and he alone apparently decides whether a proposal may be withdrawn in the face of target company concessions. *See, e.g., Comcast Corp.*, SEC No-Action Letter, 2007 WL 316373 (Jan. 29, 2007) (Mr. Chevedden withdrew a proposal for which Lucy M. Kessler was the nominal proponent); *Apache Corp.*, SEC No-Action Letter, 2007 WL 162258 (Jan. 12, 2007) (same); *Washington Mutual, Inc.*, SEC No-Action Letter, 2007 WL 162257 (Jan. 12, 2007) (same). Finally, all communications with the Staff come directly from Mr. Chevedden. *See, e.g., Exxon Mobil Corp.*, SEC No-Action Letter, 2007 WL 846607 (Mar. 19, 2007) (Mr. Chevedden responded to the target company's no-action letter that sought to exclude a proposal for which Emil Rossi was the nominal proponent); *The Boeing Co.*, SEC No-Action Letter, 2006 WL 3761320 (Mar. 15, 2006) (Mr. Chevedden responded to the Company's no-action letter that sought to exclude a proposal for which Ray T. Chevedden was the nominal proponent); *Sempra Energy*, SEC No-Action Letter, 2006 WL 328304 (Jan. 27, 2006) (Mr. Chevedden responded to the target company's no-action letter that sought to exclude a proposal for which Chris Rossi was the nominal proponent). In sum, there can be little doubt that it is Mr. Chevedden, not his nominal proponents, who is the true proponent of the various proposals.

B. Mr. Chevedden in Most Cases Apparently Has No Prior or Substantial Relationship With the Nominal Proponents Other Than the One Established to Enable Him to Submit Multiple Proposals

We believe that John Chevedden typically has no prior or substantial relationship with the shareholders whom he professes to represent other than their service as his nominal proponents. In 2002, "RR Donnelley Financial . . . reported what many companies targeted by Mr. Chevedden have long suspected: 'John Chevedden trolls the [Internet's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies.'" *The Boeing Co.*, SEC No-Action Letter, 2002 WL 464046 (Mar. 2, 2002). This practice was substantiated when TRW uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." *TRW Inc.*, SEC No-Action Letter, 2001 WL 62910 (Jan. 24, 2001).

Our own conversations during the 2001 proxy season with the Company's shareholders appointing John Chevedden as "proxy" uncovered a similar instance. *See The Boeing Co.*, SEC No-Action Letter, 2001 WL 203954 (Feb. 20, 2001) (excludable on other grounds). That year, Mr. Chevedden used the names of two nominal proponents, despite their limited prior relationship and the fact that he had not spent any time discussing the proposal with them. *See id.* Just a year later, both General Motors and Mattel discovered that Mr. Chevedden had apparently submitted a proposal ostensibly on behalf of Bernard and Naomi Schlossman without their awareness or authorization. When Mr. and Mrs. Schlossman were informed, they withdrew those proposals, as well as others that Mr. Chevedden had submitted in their names that year, and said the Mr. Chevedden could no longer submit shareholder proposals on their behalf. *General Motors Corp.*, SEC No-Action Letter, 2002 WL 500243 (Mar. 10, 2002); *Mattel, Inc.*, SEC No-Action Letter, 2002 WL 448457 (Feb. 13, 2002); *see also Southwest Airlines Co.*, SEC No-Action Letter, 2002 WL 32167722 (Feb. 25, 2002); *The Boeing Co.*, SEC No-Action Letter, 2002 WL 356717 (Feb. 7, 2002); *PG&E Corp.*, SEC No-Action Letter, 2002 WL 32081584 (Feb. 6, 2002); *Edison Int'l*, SEC No-Action Letter, 2002 WL 318260 (Feb. 1, 2002).

Since the 2002 proxy season, John Chevedden's efforts to prevent contact with his nominal proponents have prevented the Company from learning whether the Nominal Proponents this year were solicited by Mr. Chevedden to submit the proposals in their names. Nonetheless, there can be little doubt, based on his past practices, that Mr. Chevedden's primary relationship with the Nominal Proponents is for the purpose of advancing his own agenda through his practice of submitting multiple proposals through nominal proponents to certain target companies.

C. Mr. Chevedden Has Employed the Same Tactics to Evade the One Proposal Per Shareholder Rule by Submitting Multiple Proposals to Boeing Year After Year

Both the Staff and Boeing are aware of John Chevedden's repeated practice of submitting multiple proposals under the pretext that they are from other company shareholders in direct violation of Rule 14a-8(c). As demonstrated in the charts below, John Chevedden has continually abused the one proposal per shareholder rule by submitting multiple proposals to Boeing.

Proposals Submitted to Boeing by John Chevedden and His Various Nominal Proponents (2001 to 2008 Proxy Statements)

2008 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Cumulative voting	John Chevedden	John Chevedden
2.	Independent lead director	Thomas Finnegan	John Chevedden
3.	Performance based stock options	David Watt	John Chevedden
4.	Shareholder say on executive pay	Ray T. Chevedden	John Chevedden

2007 Proposals Submitted to Boeing by John Chevedden			
	Proposal	Nominal Proponent	Proponent
1.	Shareholder vote on any current or future poison pill	John Chevedden	John Chevedden
2.	Separate roles of CEO and chairman	Thomas Finnegan	John Chevedden
3.	Shareholder vote on advisory management resolution to approve compensation committee report	Ray T. Chevedden	John Chevedden
4.	Performance based stock options	David Watt	John Chevedden

2006 Proposals Submitted to Boeing by John Chevedden			
	Proposal	Nominal Proponent	Proponent
1.	Independent board chairman	John Chevedden	John Chevedden
2.	Shareholder rights plan	Ray T. Chevedden	John Chevedden
3.	Majority vote for director elections	David Watt	John Chevedden
4.	Annual election of directors	Thomas Finnegan	John Chevedden

2005 Proposals Submitted to Boeing by John Chevedden			
	Proposal	Nominal Proponent	Proponent
1.	Shareholder vote on current or future poison pill by bylaw or charter	John Chevedden	John Chevedden
2.	Shareholder vote on advisory management resolution to approve compensation committee report	Ray T. Chevedden	John Chevedden
3.	Performance based stock options and disclosure of performance goals	David Watt	John Chevedden
4.	Separate roles of CEO and chairman	Thomas Finnegan	John Chevedden

2004 Proposals Submitted to Boeing by John Chevedden			
	Proposal	Nominal Proponent	Proponent
1.	Independent board chairman	John Chevedden	John Chevedden
2.	Annual election of directors	Ray T. & Veronica G. Chevedden Residual Trust	John Chevedden
3.	Shareholder vote on poison pills	James Janopaul-Naylor	John Chevedden
4.	Retention of stock obtained through stock options	David Watt	John Chevedden
5.	Shareholder vote on golden parachutes	Thomas Finnegan	John Chevedden

2003 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Independent board chairman	John Chevedden	John Chevedden
2.	Shareholder vote on poison pills	James Janopaul-Naylor	John Chevedden
3.	Annual election of directors	Ray T. & Veronica G. Chevedden Family Trust	John Chevedden
4.	Shareholder vote on golden parachutes	Thomas Finnegan	John Chevedden
5.	Performance based stock options	David Watt	John Chevedden

2002 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Shareholder vote on golden parachutes	Thomas Finnegan	John Chevedden
2.	Annual election of directors	Ray T. Chevedden	John Chevedden
3.	Performance based stock options	Bernard and Naomi Schlossman	John Chevedden
4.	Independent director nomination	John Gilbert	John Chevedden
5.	Shareholder vote on poison pills	James Janopaul-Naylor	John Chevedden

2001 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Annual election of directors	Ray T. Chevedden	John Chevedden
2.	Shareholder vote on poison pills	John Gilbert	John Chevedden
3.	Independent directors	John Gilbert	John Chevedden
4.	Equalizing elections	Bernard and Naomi Schlossman	John Chevedden
5.	Limiting stock dilution	Thomas Finnegan	John Chevedden
6.	Shareholder vote on audit committee members	Charles Miller	John Chevedden

The commonality of each of the above proposals is that John Chevedden is the actual proponent, even if the nominal proponent may vary. As contemplated in Release No. 34-12999, such use of other shareholders of the Company to violate Rule 14a-8(c) provides sufficient reason for Boeing to omit the Proposals from the 2008 Proxy Materials because Mr. Chevedden has, in effect, circumvented the intent of the Commission to prevent excessive submissions of proposals to target companies by one person and thereby clearly thwarted the Commission's purpose in adopting the one proposal per shareholder rule—to reduce issuer costs and improve the readability of proxy statements.

D. John Chevedden's Use of Nominal Proponents Is Not Unique to Boeing

John Chevedden is a seasoned and persistent shareholder proponent. Since his first known submission to Hughes Aircraft Company in 1994, *see General Motors Corp.*, SEC No-Action Letter, 1995 WL 62855 (Feb. 15, 1995) (proposal deemed excludable as a personal grievance), Mr. Chevedden has submitted or been closely associated with multiple proposals to many companies. Many of Mr. Chevedden's proposals are submitted in his own name, but the majority of his proposals have been submitted with him as "proxy" for other shareholders of the target company: of the 572 known proposals submitted by Mr. Chevedden or his known nominal proponents during the 2004 to 2007 proxy seasons, only 103 were submitted in his own name.[4] Based on our research regarding proposals submitted by Mr. Chevedden and those shareholders associated with him, including the Nominal Proponents and others, we believe that during the 2007 proxy season Mr. Chevedden, with his known nominal proponents, engaged in the following multiple proposal submissions:

- Four proposals were submitted to each of five companies (Citigroup Inc., General Motors, Home Depot, JPMorgan Chase and Boeing);
- Three proposals were submitted to each of ten companies (AT&T, Bank of America, Borders Group, Electronic Data Systems, Exxon Mobile Corp., Ford Motor Co., Hewlett-Packard, Honeywell International, Schering-Plough and The Interpublic Group of Companies); and
- Two proposals were submitted to each of 14 companies (3M, Allegheny Energy, Bristol-Myers Squibb, Colgate-Palmolive, Motorola, Northrop Grumman, Pfizer, PG&E, Raytheon, Sempra Energy, The McGraw-Hill Companies, Time Warner, Verizon Communications and Wyeth).

Clearly, Mr. Chevedden's use of various purported proponents to submit multiple proposals to a single company is not limited to Boeing, which magnifies the harm caused by his abuse of the one proposal per shareholder rule.

As the Staff is no doubt aware, management of and responses to these proposals represent an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom John Chevedden is acting as "proxy" is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals,[5] evaluate, usually

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[4] The numbers cited in this letter regarding the known proposals submitted by Mr. Chevedden and his known proponents are derived from our analysis of the data found at http://www.iss.corporateservices.com under: "RiskMetrics Group: Governance Analytics: Shareholder Proponent Data."

[5] For example, John Chevedden consistently fails to submit the required proof of ownership in his initial submissions. This year, for example, his failure to provide the required proof of ownership made it necessary for the Company to send Mr. Chevedden procedural defect letters regarding two of the four Proposals. *See* **Exhibits E** and **H**. For the John Chevedden Proposal, in particular, the Company also had to send two follow-up emails before Mr. Chevedden provided adequate proof of ownership. *See* **Exhibit E**.

with the assistance of legal counsel, whether the company will oppose the proposals, draft and file no-action letters, draft and file rebuttal letters in response to Mr. Chevedden's responses to no-action letter requests and draft opposition statements in the event that his proposals are not excludable. All told, the foregoing activities represent an enormous expenditure of time, personnel and money to respond to an individual who often is not even a shareholder of the target company.[6]

E. John Chevedden, Not the Nominal Proponents, Takes Credit in the Publicity Surrounding the Proposals

It is John Chevedden, and not the purported proponents, who consistently takes credit for the proposals in the publicity surrounding them. For example, Mr. Chevedden was credited last proxy season for introducing both a proposal regarding an advisory vote on executive pay and a proposal on performance based stock options to Boeing. *Discontent in Air on Execs' Pay at Boeing*, Chi. Trib., May 1, 2007. These proposals had purportedly been submitted by David Watt and Ray Chevedden. The same article stated that Mr. Chevedden "vowed to press the measures again next year." *Id.* As Mr. Chevedden promised, both proposals have again been proposed to Boeing this year, and they were again introduced by the same two Nominal Proponents, David Watt and Ray Chevedden.

John Chevedden's practice of taking credit for proposals submitted to Boeing by using the nominal proponents sheds light on the Proposals. For example, in 2005, Mr. Finnegan nominally introduced a proposal to the Company to separate the role of chief executive officer and chairman. However, Mr. Chevedden took full credit for the submission. *Boeing Picks 3M Chief as New CEO*, St. Louis Post-Dispatch, July 1, 2005 ("Chevedden said he filed a shareholder proposal to separate the chairman and executive duties."). This year, a similar proposal involving the independent lead director was submitted to Boeing, listing Thomas Finnegan as the nominal proponent and naming Mr. Chevedden as "proxy." There can be little doubt that Mr. Chevedden is the true proponent of the Finnegan Proposal.

John Chevedden has similarly taken credit for proposals submitted to other companies nominally by shareholders other than himself. For example, Mr. Chevedden took credit for a proposal submitted to Bank of America during the 2007 proxy season that had been submitted in Ray Chevedden's name. *Investor: BofA Agrees to Meet If Shareholders Ask*, The Charlotte Observer, Jan. 31, 2007. Mr. Chevedden also took credit for a proposal last year concerning performance based compensation submitted to Electronic Data Systems under William Steiner's name. *Citi, EDS Reject Pay Proposals*, CFO Magazine, Apr. 18, 2007. In RiskMetrics Group's *U.S. Midseason Review* for the 2007 proxy season, Mr. Chevedden was further credited as "proponent" of a proposal to end dual-class stock structures submitted by the Ray and Veronica Chevedden Trust to the Ford Motor Company. *U.S. Midseason Review*, RiskMetrics Group,

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[6] In *Baxter Int'l Inc.*, SEC No-Action Letter, 2006 WL 488509 (Feb. 26, 2006), for example, John Chevedden submitted proposals and was named as "proxy" for William Steiner and Charles Miller, the purported proponents, despite the fact that Mr. Chevedden did not own stock in the company.

May 18, 2007. That same year, Mr. Chevedden had submitted two other proposals to Ford, one in his own name and one "on behalf of" Jack Leeds. Ford Motor Co., Form DEF 14A, at 73-80 (Apr. 5, 2007). As evidenced by these articles, Mr. Chevedden takes credit for numerous proposals, even when they are submitted by one of his nominal proponents.

We also note that John Chevedden's purported submission of multiple proposals as "proxy" for other shareholders puts the Company in a difficult position as to how to disclose to its shareholders the identity of the true proponent. Mr. Chevedden would have us name the shareholders for whom he acts as "proxy." However, in view of his exclusive control over the drafting, negotiation, revision and no-action letter process incident to the Proposals, we believe it would be false and misleading for the Company to name anyone but Mr. Chevedden as the proponent of the Proposals. Were the Company to do otherwise, its proxy statement would falsely suggest that each of the proposals at issue was submitted by a different individual, when in fact they were all submitted and written under Mr. Chevedden's direction and control.

John Chevedden's attempts to submit multiple shareholder proposals under the guise of "proxy" for other shareholders are a clear abuse of the plain wording and intent of Rule 14a-8(c). Given the nature and magnitude of the abuse of process at issue here, we respectfully ask the Staff to permit the Company to omit all of the Proposals from the 2008 Proxy Materials.

II. The John Chevedden Proposal May Be Excluded Due to Substantive Deficiencies Under the Provisions of Rule 14a-8(i)

The John Chevedden Proposal

The John Chevedden Proposal relates to cumulative voting and states, in relevant part:

> *RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.*

Summary of Basis for Exclusion

We believe that Boeing may properly exclude the John Chevedden Proposal from the 2008 Proxy Materials:

- Pursuant to Rule 14a-8(i)(2), because it would cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation; and
- Pursuant to Rule 14a-8(i)(6), because the Company lacks the power to implement the John Chevedden Proposal.

A. The John Chevedden Proposal May Be Omitted Because It Would, if Implemented, Cause the Company to Violate Delaware Law

The John Chevedden Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate Delaware law.[7] As more fully described in the opinion of the Delaware law firm of Richards, Layton & Finger, P.A. (the "***Delaware Law Opinion***"), attached to this letter as **Exhibit K**, implementation of the John Chevedden Proposal would cause the Company's Board of Directors (the "***Board***") to violate the Delaware General Corporation Law (the "***DGCL***") by unilaterally adopting an amendment to the Company's Amended and Restated Certificate of Incorporation (the "***Certificate***"), which under the DGCL requires both board and shareholder action.

Section 214 of the DGCL provides that a Delaware corporation may provide the corporation's shareholders with cumulative voting rights, as follows:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

Cumulative voting is so fundamental to the voting rights of shares of a Delaware corporation that the Delaware legislature has seen fit to require that cumulative voting rights be provided for in the corporation's certificate of incorporation, either when initially adopted or by means of an amendment of the certificate of incorporation. Here, the Certificate not only does not provide for cumulative voting but expressly prohibits it—Article Ninth, Section (h) of the Certificate provides that the right to cumulate votes shall not exist with respect to director elections. Consequently, the adoption of cumulative voting would require an amendment to the Certificate. A copy of the Certificate is attached to this letter as **Exhibit L.**

As explained more fully in the Delaware Law Opinion, Delaware law requires board and shareholder approval to amend the Certificate. Pursuant to Section 242 of the DGCL, in order for the Company to amend the Certificate, the Board must adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the shareholders affirmatively vote in favor of the amendment in accordance with Section 242. *See Stroud v. Grace*, 606 A.2d 75, 93 (Del. 1992). A company's board cannot evade this joint

[7] *See* 17 C.F.R. § 240.14a-8(i)(2) (permitting a company to exclude a proposal that would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject").

approval requirement by attempting to amend the certificate of incorporation without seeking shareholder approval.[8]

The John Chevedden Proposal is not consistent with the DGCL because an amendment to the Certificate may not be effected solely by the Board but must be approved by the shareholders. The Staff has granted relief for other proposals that require an amendment to the certificate of incorporation in order to be implemented and that request such an amendment through unilateral action by the board. In *Burlington Resources Inc.*, SEC No-Action Letter, 2003 WL 354930 (Feb. 7, 2003), a shareholder submitted a proposal requesting the board of directors to amend the corporation's certificate of incorporation to give shareholders the right to take action by written consent and to call special meetings. However, under the DGCL, the board of directors could not unilaterally amend the corporation's certificate of incorporation absent the subsequent approval by the corporation's shareholders. In *Burlington Resources*, any attempt by the board of directors to implement the proposal through a unilateral amendment to the company's certificate of incorporation would have resulted in a violation of the DGCL, and the proposal was therefore excludable under Rules 14a-8(i)(2) and 14a-8(i)(6). *See also Xerox Corp.*, SEC No-Action Letter, 2004 WL 351809 (Feb. 23, 2004) (Staff granted the corporation's no-action request to exclude a proposal that the board amend the certificate of incorporation to provide shareholders the right to act by written consent and to call special meetings pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the board could not unilaterally adopt such an amendment under New York law).[9] Unlike in *Wal-Mart Stores, Inc.*, SEC No Action Letter, 2007 WL 846606 (Mar. 20, 2007), the John Chevedden Proposal does not request that the board "take all the steps in their power," to adopt cumulative voting; instead, it requests that the Board "adopt" cumulative voting, which it cannot do under Delaware law.

---

[8] Similarly, a board cannot evade this joint approval requirement by amending the bylaws to provide for a rule contrary to the certificate of incorporation. Indeed, Delaware law expressly prohibits adoption of bylaws that contradict a corporation's certificate of incorporation. See 8 Del. Code § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (Emphasis added).

[9] The Company recognizes that in 2002 the Staff denied Hartmarx Corporation no-action relief on a proposal that would have ultimately required an amendment to the company's certificate of incorporation and that would, counsel argued, violate Delaware law because the board could not amend the certificate unilaterally. *Hartmarx Corporation*, SEC No-Action Letter, 2002 WL 171267 (Jan. 16, 2002). The Company notes, however, that the *Hartmarx* no-action request does not appear to have been supported by an opinion from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Because its request is based on an opinion of Delaware counsel, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see Burlington Resources* and *Xerox, supra*) rather than deny such relief on the basis of *Hartmarx*. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) (noting that, in assessing how much weight to afford an opinion of counsel, the Staff considers whether counsel is licensed to practice in the jurisdiction whose law is at issue in the opinion).

Based on the foregoing, the John Chevedden Proposal, if implemented, would cause the Company to violate Delaware law and may, therefore, properly be excluded under Rule 14a-8(i)(2).

B. The John Chevedden Proposal May Be Omitted Because the Company Lacks the Power To Implement It

The John Chevedden Proposal may also be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the authority to implement it.[10] As described more fully in the Delaware Law Opinion, there is no action the Board can lawfully take to implement the John Chevedden Proposal.

The Staff has consistently stated that, if implementing a shareholder proposal would result in the violation of law, the proposal may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. *See, e.g., Burlington Resources Inc.*, SEC No-Action Letter, 2003 WL 354930 (Feb. 7, 2003) (proposal to require the board of directors to amend the certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the company to implement because implementation would violate Delaware law); *Xerox Corp.*, SEC No-Action Letter, 2004 WL 351809 (Feb. 23, 2004) (proposal to require the board of directors to amend the certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the company to implement because implementation would violate New York law).

Here, the Board does not have the power and authority to unilaterally amend the Certificate to remove the restrictions on cumulative voting and adopt cumulative voting for director elections. In accordance with the DGCL and the Certificate, an amendment to the Certificate to effect the John Chevedden Proposal may only be implemented after the Board has adopted the amendment, declared it advisable and then submitted it to the shareholders for adoption. The Board has no power or authority to effect the John Chevedden Proposal absent the requisite shareholder vote, and the John Chevedden Proposal may be properly excluded from the Proxy Materials.

C. John Chevedden Should Not Be Permitted to Revise the John Chevedden Proposal

Although the Company recognizes that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[11] the Company asks that the Staff not grant John Chevedden an opportunity to return to the drawing board to correct the fundamental flaws in the John Chevedden Proposal. The John Chevedden Proposal is fundamentally flawed because it fails to recognize that an amendment to

---

[10] *See* 17 C.F.R. § 240.14a-8(i)(6) (permitting a company to exclude a proposal if "the company would lack the power or authority to implement" such proposal).

[11] Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 15, 2004).

the Certificate to remove the prohibitions on cumulative voting and adopt cumulative voting for director elections cannot be implemented by the Board alone and that therefore such an amendment would be invalid. This deficiency in the John Chevedden Proposal is far from "minor in nature" and would require Mr. Chevedden to significantly change the John Chevedden Proposal to make it comply with Rule 14a-8.

John Chevedden had ample time to draft a resolution that complies with the proxy rules before the 120-day deadline set forth in Rule 14a-8(e) expired. In fact, Mr. Chevedden has demonstrated that he knows how to craft a proposal to request board action to initiate a process to amend a company's certificate of incorporation when the board cannot take such action unilaterally. Mr. Chevedden (as proxy for nominal proponent John J. Gilbert) submitted a proposal for inclusion in the Company's 2000 Proxy Statement requesting that the Board "take the necessary steps" to adopt cumulative voting. *The Boeing Company*, SEC No-Action Letter, 2000 WL 286281 (Mar. 6, 2000).[12]

More recently, John Chevedden has shown that he is well aware from experience with other companies that calling on directors to "take all the steps in their power" or "take the necessary steps" to implement a proposal that ultimately calls for an amendment to the certificate of incorporation will save his proposal from exclusion under Rules 14a-8(i)(2) and 14a-8(i)(6). Mr. Chevedden himself argued the efficacy of the "take the necessary steps" language in his rebuttal to a Baxter International Inc. no-action letter request. *Baxter Int'l. Inc.*, SEC No-Action Letter, 2005 WL 267911 (Jan. 31, 2005). In *Baxter Int'l*, Mr. Chevedden (as proxy for nominal proponent Charles Miller) submitted a proposal urging the Baxter directors to "take the necessary steps" to adopt a bylaw providing for the annual election of directors. Because the proposed bylaw would conflict with the company's certificate of incorporation, implementation of the proposal would ultimately require an amendment to the certificate of incorporation. Mr. Chevedden argued that his proposal did not foreclose the possibility that the Baxter directors could first propose to the shareholders an amendment to the certificate of incorporation before adoption of the proposed bylaw. *See* Letter from J. Chevedden to the Staff dated Jan. 7, 2005 ("The company argument is incomplete by failing to address the company's power to set in motion and to complete the amendment of its certificate of incorporation to accommodate annual election of each director.").

In this instance, however, John Chevedden chose not to draft the John Chevedden Proposal with the appropriate language, making this situation different from *Wal-Mart Stores, Inc.*, SEC No

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[12] In addition, most of the proposals that John Chevedden has submitted (either on his own or as proxy for a nominal proponent) to the Company over the years, including those that have not required amendments to the Certificate, have contained broad "take the necessary steps" or similar language. See, e.g., *The Boeing Company*, SEC No-Action Letter, 2006 WL 659549 (Mar. 14, 2006) (proposal requesting that the Board "take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director"); *The Boeing Company*, SEC No-Action Letter, 2004 WL 316985 (Feb. 11, 2004) (proposal requesting that the Board "take the necessary steps so that each director is elected annually"); and *The Boeing Company*, SEC No-Action Letter, 2001 WL 122000 (Feb. 07, 2001) (proposal requesting that the Board "take all necessary steps to adopt annual election of all directors as corporate policy.").

Action Letter, 2007 WL 846606 (Mar. 20, 2007), where the Staff noted that the "proposal recommends that the board 'take all the steps in their power' to adopt cumulative voting." Mr. Chevedden did not include this or similar language in the John Chevedden Proposal.

Neither the Company nor the Staff should be forced to serve as legal editor for Mr. Chevedden. Because the changes required to comply with Rule 14-8 would entail a significant revision that substantively alters the John Chevedden Proposal, the Company requests that the Staff agree that the John Chevedden Proposal should be omitted from the 2008 Proxy Materials entirely. *See Northrop Grumman Corp.*, SEC No-Action Letter, 2007 WL 817461 (Mar. 13, 2007) (requesting that the Staff not allow Mr. Chevedden and a co-proponent to revise a proposal requesting a bylaw amendment when the amended bylaw would conflict with the certificate of incorporation and the proposal lacked "necessary steps" or similar language).

D. A Portion of the John Chevedden Proposal Is Excludable Under Rules 14a-8(i)(3) and 14a-9 Because It Is Materially False and Misleading

A portion of the Proposal is properly excludable under Rules 14a-8(i)(3) and 14a- 9 because it contains materially false and misleading statements.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In our view, the Proposal contains one such statement, as follows:

> The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic.

This statement is materially false and materially misleading. The Council of Institutional Investors ("*CII*") does not publicly provide any recommendation relating to this proposal topic. Further, Company counsel contacted a representative from CII, who telephonically confirmed on December 17, 2007 that CII does not have a specific policy or "stand" relating to cumulative voting. This portion of the supporting statement is materially misleading because there is a substantial likelihood that a reasonable shareholder could rely upon this statement in determining how to vote his or her shares. CII describes itself as "the premier U.S. shareowner-rights organization," made up of 130 public, labor and corporate pension funds with assets exceeding $3 trillion. As a result, shareholders will be substantially likely to view any recommendation by CII as material to their determinations on how to vote on the John Chevedden Proposal. Accordingly, this statement is materially misleading to our shareholders.

Staff Legal Bulletin No. 14B (Sept. 15, 2004) provides: "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the company demonstrates objectively that a factual statement is materially false or misleading." Here, the John Chevedden Proposal contains a factual statement that is materially false and materially misleading to shareholders. Therefore, the statement is properly excludable under Rules 14a-8(i)(3) and 14a-9.

* * * *

For the foregoing reasons, we believe the Proposals in their entirety or a portion of the John Chevedden Proposal may be omitted from the 2008 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposals are excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Michael F. Lohr
Corporate Secretary

enclosures

cc: John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

November 16, 2007
Date

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

[BA: Rule 14a-8 Proposal, November 16, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

• The Corporate Library (TCL) http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:

"D" in Overall Board Effectiveness.

"Very High Concern" in CEO pay – $19 million.

"High Governance Risk Assessment."

• We did not have an Independent Board Chairman – Independence concern.

• Plus our Lead Director, Mr. Duberstein, worked as a lobbyist and served on two boards rated "D" by The Corporate Library:

ConocoPhilips (COP)

Mack-CaliReality (CLI)

• The Chair of our Nomination Committee, Ms. Ridgeway also served on two D-rated boards:

3M (MMM), the former employer of our CEO

Emerson Electric (EMR)

• Our CEO came directly from 3M with a board rated "F" by The Corporate Library during his tenure.

• Boeing director, Mr. Liddy also served on the 3M board in 2007.

• Mr. Duberstein and Ms. Ridgeway each held 5 board seats – Over-extension concern.

Additionally:

• Mr. Biggs was designated as an "Accelerated Vesting" director by The Corporate Library due to his involvement with a board that sped up the vesting of stock options in order to avoid recognizing the related cost.

• Mr. Bryson, who was on our executive pay and nominating committees, received the most withheld votes from us in 2007.

• We had no shareholder right to:

1) Cumulative voting.

2) Act by written consent.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Thomas Finnegan　　　　10-22-07
Thomas Finnegan　　　　Date

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

[BA: Rule 14a-8 Proposal, November 17, 2007]

3 – Independent Lead Director

Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

Speaking of qualifications among current directors at Boeing, eight of our directors served on boards rated "D" by The Corporate Library:

1) Mr. McNerney	Proctor & Gamble (PG)
2) Ms. Ridgway	3M (MMM)
	Emerson Electric (EMR)
3) Mr. Liddy	3M (MMM)
4) Mr. Duberstein	ConocoPhillips (COP)
	Mack-CaliRealty (CLI)
5) Mr. Daley	Abbott Laboratories (ABT)
6) Mr. Collins	U.S. Bancorp (USB)
7) Mr. Zafirovski	Nortel Networks (NT)
8) Mr. Jones	Invacare Corp. (IVC)

Please encourage our board to respond positively to this proposal and establish a Lead Director to protect shareholders' interests:

Independent Lead Director –
Yes on 3

Notes:

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 11-04-07

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

[BA: Rule 14a-8 Proposal, November 5, 2007]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board of directors to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, in 2007 shareholders filed more than 60 "say on pay" resolutions with companies, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Verizon Communications (VZ), under fire from shareholders over executive pay practices, and Aflac (AFL) decided to present such a resolution to a shareholder vote. A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

This proposal topic won the highest vote of any shareholder proposal at our 2007 annual meeting. Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this 2008 proposal.

I believe this proposal deserves special attention at Boeing due to our high $19 million level of CEO pay and the unusual means of calculating pay and perks. The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm said its D rating for Boeing, is unchanged given high levels of CEO pay relative to other large cap firms and perks for our CEO, that represent an embarrassing misallocation of shareholder resources. Our CEO's $1.1 million relocation expenses were hard to justify given that he is already paid better than most CEOs in the world. This single mind boggling perk raises fundamental questions about our board's judgment and its ability to manage our CEO. Added to the $1.1 million for relocation is $300,0000 for personal use of aircraft.

Additionally, the eventual annual pension of our CEO will be based on his pay at 3M, General Electric and Boeing. So we as Boeing shareholders are being asked to fund a pension based in part on what 3M and GE paid our CEO.

Please particularly consider the progress made on the topic of this proposal, cited in the second paragraph of this proposal, and vote yes:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT D

David Watt
23401 N.E. Union Hill Road
Redmond, WA 98053

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

David Watt
David Watt

10/24/07
Date

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

Notes:
David Watt, 23401 N.E. Union Hill Road, Redmond, WA 98053 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

[BA: Rule 14a-8 Proposal, November 17, 2007]

3 – Performance Based Stock Options

Resolved, Shareholders request that our Board adopt a bylaw or policy whereby 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;
(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts consistent with this proposal.

Warren Buffett criticized standard stock options as "a royalty on the passage of time" and favors indexed options. In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

This proposal topic won significant support at our 2007 annual meeting even though our board conducted a vote-no campaign against 2007 shareholder proposals. It came out in the annual meeting that apparently holders of as few as 2000 shares were contacted by telephone solicitors before they received their proxy materials by mail. It seems that our board had extra money for telephone solicitors yet not enough for postage for the prompt distribution of annual proxy materials. I believe that our board should disclose on page-one of the 2008 annual proxy whether it will spend money again on negative telephone calls to shareholders and give the reasons.

A greater reliance on performance-based equity grants is particularly warranted at Boeing given the critique by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm. The Corporate Library said the golden hello given to CEO James McNerney merely served as a reminder that awarding long-term pay to executives to make up for long-term pay allegedly foregone elsewhere completely undermines the entire point of such pay. In no case is any of this pay dependent on performance.

In "making whole" McNerney's retirement benefits, his eventual annual pension will be based on his highest average pay at Boeing, 3M and General Electric. So Boeing shareholders are asked to fund a pension potentially based on what 3M and GE paid Mr. McNerney, rather than what they themselves paid him. Such an arrangement would seem to take inappropriate to a new level. Source: The Corporate Library.

Encourage our board to respond positively to this proposal:

Performance Based Stock Options

Yes on 3

EXHIBIT E

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

BOEING

November 28, 2007

VIA OVERNIGHT COURIER

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

COPY

Re: Shareholder Proposal Concerning Cumulative Voting

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2008 proxy statement:

1. Shareholder Say on Executive Pay (received 11/5/2007)
2. Cumulative Voting (received 11/16/2007)
3. Performance Based Stock Options (received 11/17/2007)
4. Independent Lead Director (received 11/17/2007)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

This letter is also intended to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b). Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. Please furnish the required proof of ownership.

Your response must be postmarked or transmitted electronically with the appropriate documentation of ownership within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Additionally, if you do not timely advise me regarding which of the above proposals you wish to withdraw, we intend to omit all four proposals from our 2008 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

EXHIBIT F

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

COPY

BOEING

November 28, 2007

VIA OVERNIGHT COURIER

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal Concerning Independent Lead Director

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2008 proxy statement:

1. Shareholder Say on Executive Pay (received 11/5/2007)
2. Cumulative Voting (received 11/16/2007)
3. Performance Based Stock Options (received 11/17/2007)
4. Independent Lead Director (received 11/17/2007)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

As requested in the letter from Mr. Thomas Finnegan dated October 22, 2007, we are addressing this correspondence to you, rather than to Mr. Finnegan.

Your response must be postmarked or transmitted electronically within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). If you do not timely advise me regarding which of the above proposals you wish to withdraw, we intend to omit all four proposals from our 2008 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

EXHIBIT G

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

BOEING

November 28, 2007

VIA OVERNIGHT COURIER

COPY

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal Concerning Shareholder Say on Executive Pay

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2008 proxy statement:

1. Shareholder Say on Executive Pay (received 11/5/2007)
2. Cumulative Voting (received 11/16/2007)
3. Performance Based Stock Options (received 11/17/2007)
4. Independent Lead Director (received 11/17/2007)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

As requested in the letter from Mr. Ray T. Chevedden dated November 4, 2007, we are addressing this correspondence to you, rather than to Mr. Ray T. Chevedden.

Your response must be postmarked or transmitted electronically within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). If you do not timely advise me regarding which of the above proposals you wish to withdraw, we intend to omit all four proposals from our 2008 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

EXHIBIT H

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

COPY

BOEING

November 28, 2007

VIA OVERNIGHT COURIER

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal regarding Performance Based Stock Options

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2008 proxy statement:

1. Shareholder Say on Executive Pay (received 11/5/2007)

2. Cumulative Voting (received 11/16/2007)

3. Performance Based Stock Options (received 11/17/2007)

4. Independent Lead Director (received 11/17/2007)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

This letter is also intended to notify you that we have not received sufficient proof that Mr. David Watt has continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as of the date he submitted the proposal, as required by Proxy Rule 14a-8(b). Our search of the database of our registered shareholders shows that he is not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that Mr. Watt, as a non-registered shareholder or "beneficial holder," demonstrate his eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that he has continuously held the requisite number of securities for at least one year prior to the time he submitted the proposal. Please furnish the required proof of ownership.

As requested in the letter from Mr. Watt dated October 24, 2007, we are addressing this correspondence to you, rather than to Mr. Watt.

Your response must be postmarked or transmitted electronically with the appropriate documentation of ownership within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Additionally, if you do not timely advise me regarding which of the above proposals you wish to withdraw, we intend to omit all four proposals from our 2008 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter.

Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

EXHIBIT I

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS0S, SMITHFIELD, RI 02917

November 30, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 100,000 shares of the following securities since July 1, 2006:

- Boeing Co. (BA)
- General Dynamics Cp. (GD)
- Home Depot, Inc. (HD)
- Lockheed Martin Cp. (LMT)
- Lowes Companies (LOW)
- Northrop Grum. Hol. Co. (NOC)
- Allegheny Energy, Inc. (AYE)

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W029041-30NOV07

BA

Post-it® Fax Note 7671	Date 12-4-07	# of pages ▶
To Mark Pacioni	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 312-544-2829	Fax #	

544-2084

> From: Pacioni, Mark R
> Sent: Wednesday, December 19, 2007 10:33 AM
> To: 'J'; 'olmsted7p@earthlink.net'
> Subject: The Boeing Company: Proof of Ownership
>
> John, we received your fax (a letter from Devon Goodwin, Client
> Services Specialist, Fidelity (attachment 1)) which was sent in
> response to our letter dated November 28, 2007 (attachment 2)
> requesting that you demonstrate that you have continuously held at
> least $2,000 in market value or 1% of Boeing common stock for at
least
> one year from the date you submitted your proposal. Your faxed
> response however states that you have "held no less than 100,000
> shares of the following securities since July 1, 2006" and then lists
> Boeing among seven companies. Unfortunately, your fax doesn't
indicate
> the exact number of shares you have continuously held in Boeing stock
> and thus is not responsive to our request from November 28th. As a
> result, we ask that you contact Devon Goodwin and, consistent with
our
> November 28th request, please provide proof of your stock ownership
in
> Boeing specifically the number of Boeing shares. Please provide your
> proof of ownership by close of business December 21, 2007 to the fax
> number below or by email to this address.
>
> <<CHEVEDDEN 11.30.07.PDF>> <<CHEVEDDEN2.PDF>>
>
> Mark R. Pacioni
> Assistant Corporate Secretary & Counsel
> The Boeing Company
> 100 N. Riverside MC 5003-1001
> Chicago, IL 60606-1596
> Tel: 312.544.2821
> Fax: 312.544.2829
>

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

November 28, 2007

VIA OVERNIGHT COURIER

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

COPY

BOEING

Re: Shareholder Proposal Concerning Cumulative Voting

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2008 proxy statement:

1. Shareholder Say on Executive Pay (received 11/5/2007)

2. Cumulative Voting (received 11/16/2007)

3. Performance Based Stock Options (received 11/17/2007)

4. Independent Lead Director (received 11/17/2007)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

This letter is also intended to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b). Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. Please furnish the required proof of ownership.

Your response must be postmarked or transmitted electronically with the appropriate documentation of ownership within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Additionally, if you do not timely advise me regarding which of the above proposals you wish to withdraw, we intend to omit all four proposals from our 2008 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R. Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

enclosure

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

November 30, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 100,000 shares of the following securities since July 1, 2006:

- Boeing Co. (BA)
- General Dynamics Cp. (GD)
- Home Depot, Inc. (HD)
- Lockheed Martin Cp. (LMT)
- Lowes Companies (LOW)
- Northrop Grum. Hol. Co. (NOC)
- Allegheny Energy, Inc. (AYE)

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W029041-30NOV07

BA

Post-it® Fax Note 7671	Date 12-7-07 # of pages ▶
To Mark Pacioni	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 312-544-2829	Fax #

544-2084

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 19, 2007 1:10 PM
To: Pacioni, Mark R
Subject: Rule 14a-8 Proposal (BA)

Mr. Pacioni, Please extract and forward today the specific text from the
November 28, 2007 company letter that the company untimely believes there is not a response to. Clearly the 100 shares satisfies the $2,000
threshold and I believe I have already satisfied the rule 14a-8 requirement.
Sincerely,
John Chevedden

From: Pacioni, Mark R
Sent: Wednesday, December 19, 2007 3:11 PM
To: 'olmsted'
Subject: RE: Rule 14a-8 Proposal (BA)

John, the language in our November 28 letter (which was sent as an attachment to my previous email) that you have not responded to is as follows:

"Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a
banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. Please furnish the required proof of ownership."

As noted in my email, Devon Goodwin, Client Services Specialist, Fidelity responded to our letter via fax on November 30. Unfortunately,
it is not possible for us to confirm from Mr. Goodwin's fax that you have the requisite ownership to submit a shareholder proposal. Mr. Goodwin only stated that you have "held no less than 100,000 shares of the following securities since July 1, 2006" and then lists Boeing among
seven companies. Unfortunately, the fax doesn't indicate that you hold 100 shares of Boeing stock, nor does it indicate the exact number of shares you have continuously held in Boeing stock, and thus is not responsive to our request from November 28th.

Again, please contact Devon Goodwin and, consistent with our November 28th request, please provide proof of your stock ownership in Boeing, including the number of Boeing shares. Please provide your proof of ownership by close of business December 21, 2007 to the fax number below
or by email to this address.

Mark R. Pacioni
Assistant Corporate Secretary & Counsel
The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596
Tel: 312.544.2821
Fax: 312.544.2829

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 20, 2007 9:05 AM
To: Pacioni, Mark R
Subject: Rule 14a-8 Proposal (BA)

Mr. Pacioni, In regard to the vague, misleading, incomplete, unresponsive and typographically incorrect company December 19, 2007 message, which does not address the untimeliness of the company request now regarding a broker letter (which was pointed out in my message), please indicate the part of the original request for a broker letter that called out this: "the exact number of shares you have continuously held in Boeing stock."

Also please advise the precise section of rule 14a-8 that focuses on "the exact number of shares" instead of a $2,000 threshold.
Sincerely,
John Chevedden

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

Post-it® Fax Note 7671	Date 12-20-07	# of pages ▶
To Mark Pacioni	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 312-544-2829 544-2084	Fax #	

December 20, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 100 shares of each of the following securities since July 1, 2006:

- Boeing Co. (BA)
- General Dynamics Cp. (GD)
- Home Depot, Inc. (HD)
- Lockheed Martin Cp. (LMT)
- Lowes Companies (LOW)
- Northrop Grum. Hol. Co. (NOC)
- Allegheny Energy, Inc. (AYE)

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W049870-20DEC07

EXHIBIT J

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 100 Redmond WA 98052
tel (800) 435 4000

December 05, 2007

Re: Account Number 9232-6169

David R Watt
23401 NE Union Hill Road
Redmond WA 98053

Dear Mr. Watt,

This is to confirm that, as of the above date, you currently hold more than 200 shares of the Boeing Company (BA) stock in your account with Charles Schwab. In addition, you've continuously held these shares since before October 1, 2000.

If you require any further information please contact us at 800-435-4000.

Thank you.

Cordially,

Scott Raney
Client Services Specialist
Charles Schwab & Co., Inc.

BA

Post-it® Fax Note 7671	Date	# of pages ▶
To Mark Pacioni	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 312-544-2829	Fax #	

544-2044

EXHIBIT K

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 18, 2007

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 5, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended and restated on August 28, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> **RESOLVED: Cumulative Voting.** Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such

> votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-102 (2005-2 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation.").

Here, the Certificate of Incorporation does not provide for cumulative voting. In fact, the Certificate of Incorporation specifically provides in Article NINTH, Section (h) that "the right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation." Because the Certificate of Incorporation specifically prohibits cumulative voting, there is no action the Board can lawfully take to "adopt" cumulative voting. Any bylaw or policy adopted by a corporation's board of directors in violation of the corporation's certificate of incorporation is void. See 8 Del. C. § 109(b) (stating that bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation"); see also Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("a corporation's bylaws may never contradict its certificate of incorporation").

Moreover, because the Certificate of Incorporation expressly prohibits cumulative voting, the Board would be required to amend the Certificate of Incorporation to modify or eliminate Article NINTH, Section (h) thereof in order to implement the Proposal. Under the General Corporation Law, the Board may not unilaterally amend the Certificate of Incorporation, because any such amendment could only be effected through an amendment to the Certificate of Incorporation adopted in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. See 8 Del. C. § 242.

In summary, the Board cannot "adopt cumulative voting" as contemplated by the Proposal because implementing cumulative voting would violate the provisions of the Certificate of Incorporation. The Board does not have the power to unilaterally effect an amendment to the Certificate of Incorporation to permit cumulative voting, and a bylaw or board adopted policy which violates the Certificate of Incorporation is void.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

EXHIBIT L

THE BOEING COMPANY

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

THE BOEING COMPANY, a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on July 19, 1934, and the name under which it was originally incorporated is Boeing Airplane Company.

2. The following Amended and Restated Certificate of Incorporation was duly proposed by the Corporation's Board of Directors and adopted by the Corporation's stockholders in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware:

FIRST: The name of the Corporation is THE BOEING COMPANY.

SECOND: Its registered office or place of business in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent is Corporation Service Company, and the address of said registered agent is 2711 Centerville Road, Suite 400, in said City of Wilmington.

THIRD: The nature of the business, or objects or purposes to be transacted, promoted, or carried on, are those necessary to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock of all classes which the Corporation shall have authority to issue is 1,220,000,000 shares, of which 20,000,000 shares shall be Preferred Stock of the par value of $1 each (hereinafter called "Preferred Stock") and 1,200,000,000 shares shall be Common Stock of the par value of $5 each (hereinafter called "Common Stock").

The designations and the powers, preferences, and rights and the qualifications, limitations, or restrictions thereof of the shares of each class are as follows:

1. The Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.

2. Authority is hereby expressly granted to the Board of Directors of the Corporation, subject to the provisions of this Article FOURTH and to the limitations prescribed by law, to authorize the issue of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issue of such series the voting powers, full or limited, if any, of the shares of such series and the designations, preferences, and relative, participating, optional, or other special rights and the qualifications, limitations, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include but not be limited to the determination or fixing of the following:

(a) The designation of such series.

(b) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock, and whether such dividends shall be cumulative or noncumulative.

(c) Whether the shares of such series shall be subject to redemption by the Corporation and, if made subject to such redemption, the times, prices, and other terms and conditions of such redemption.

(d) The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series.

(e) Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the Corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange.

(f) The extent, if any, to which the holders of the shares of such series shall be entitled to vote with respect to the election of directors or otherwise.

(g) The restrictions, if any, on the issue or reissue of any additional Preferred Stock.

(h) The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation.

3. Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, the holders of any such series shall have no voting power whatsoever. Subject to such restrictions as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, any amendment to the Certificate of Incorporation which shall increase or decrease the authorized stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of the stock of the Corporation entitled to vote for the election of directors ("Voting Stock").

4. No holder of stock of any class of the Corporation shall have, as such holder, any preemptive or preferential right of subscription to any stock of any class of the Corporation or to any obligations convertible into stock of the Corporation, issued or sold, or to any right of subscription to, or to any warrant or option for the purchase of any thereof, other than such (if any) as the Board of Directors of the Corporation, in its discretion, may determine from time to time.

5. The Corporation may from time to time issue and dispose of any of the authorized and unissued shares of Common Stock or of Preferred Stock for such consideration not less than its par value, as may be fixed from time to time by the Board of Directors, without action by the stockholders. The Board of Directors may provide for payment therefor to be received by the Corporation in cash, property, or services. Any and all such shares of the Preferred or Common Stock of the Corporation the issuance of which has been so authorized, and for which consideration so fixed by the Board of Directors has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon.

6. Effective as of August 1, 1966, the stock of the Corporation is changed to eliminate all fractions of one share that may then exist. In lieu of each such fraction of one share there is created a money obligation of the Corporation in an amount equal to said fraction multiplied by the closing price per share of such stock on the New York Stock Exchange on August 1, 1966, such amount to be paid by the Corporation after such date to the person or persons entitled thereto conditioned only upon the surrender of the fractional share certificate to the Corporation's Transfer Agent. No money obligation or payment provided for in this paragraph shall be a charge upon or against the capital stock account of the Corporation.

FIFTH: The minimum amount of capital with which the Corporation will commence business is One Thousand Dollars.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders shall not be subject to the payment of corporate debts.

EIGHTH: Any action by stockholders of the Corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action unless such action shall have been submitted to the stockholders after approval by the affirmative vote of a majority of the Continuing Directors. For purposes of Article EIGHTH and Article TENTH hereof and Articles I, II and VIII of the By-Laws of the Corporation, the following definitions shall apply:

1. A "Continuing Director" is a member of the Board of Directors of the Corporation who was a director prior to May 5, 2004, or any director who was recommended for election or elected by the Continuing Directors. Any action to be taken by the Continuing Directors shall require the affirmative vote of a majority of the Continuing Directors.
2. An "Interested Stockholder" is a Person other than the Corporation who is the beneficial owner of ten

percent or more of the Voting Stock as defined in Article FOURTH of the Certificate of Incorporation. For purposes of determining whether a Person is an Interested Stockholder (i) the number of shares of Voting Stock deemed to be owned by the Interested Stockholder shall include shares deemed owned through application of the preceding sentence together with Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, warrants, or options, or otherwise and (ii) the number of shares of Voting Stock deemed to be outstanding shall not include any shares of Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, warrants, or options, or otherwise.

3. A "Person" is a natural person or a legal entity of any kind, together with any Affiliate of such person or entity, or any person or entity with whom such person, entity, or an Affiliate has any agreement or understanding relating to acquiring, voting, holding, or disposing of Voting Stock. "Affiliate" and "beneficial owner" are used herein as defined in Rule 12b-2 and Rule 13d-3, respectively, under the Securities Exchange Act of 1934 as in effect on the date of approval of this paragraph by the stockholders of the Corporation. The term "Affiliate" as used herein shall exclude the Corporation, but shall include the definition of "associate" as contained in said Rule 12b-2.

NINTH: Subject to the provisions of the laws of the State of Delaware, the following provisions are adopted for the management of the business and for the conduct of the affairs of the Corporation, and for defining, limiting, and regulating the powers of the Corporation, the directors, and the stockholders:

(a) The books of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

(b) The business of the Corporation shall be managed by its Board of Directors, and the Board of Directors shall have power to exercise all the powers of the Corporation, including (but without limiting the generality hereof) the power to create mortgages upon the whole or any part of the property of the Corporation, real or personal, without any action of or by the stockholders, except as otherwise provided by statute or by the By-Laws.

(c) The number of the directors shall be fixed by the By-Laws, subject to alteration from time to time by amendment of the By-Laws either by the Board of Directors or the stockholders. An increase in the number of directors shall be deemed to create vacancies in the Board, to be filled in the manner provided in the By-Laws. Any director or any officer elected or appointed by the stockholders or by the Board of Directors may be removed in such manner as shall be provided in the By-Laws.

(d) The Board of Directors shall have power to make and alter By-Laws, subject to such restrictions upon the exercise of such power as are contained in this Certificate or the By-Laws.

(e) The Board of Directors shall have power, in its discretion, to fix, determine, and vary from time to time the amount to be retained as surplus and the amount or amounts to be set apart out of any of the funds of the Corporation available for dividends as working capital or a reserve or reserves for any proper purpose, and to abolish any such reserve in the manner in which it was created.

(f) The Board of Directors shall have power, in its discretion, from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the books and accounts of the Corporation, or any of them, other than the stock ledger, shall be open to the inspection of stockholders; and no stockholder shall have any right to inspect any account, book, or document of the Corporation, except as conferred by law or authorized by resolution of the directors or the stockholders.

(g) Upon any sale, exchange, or other disposal of the property and/or assets of the Corporation, payment therefor may be made either to the Corporation or directly to the stockholders in proportion to their interests, upon the surrender of their respective stock certificates, or otherwise, as the Board of Directors may determine.

(h) The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.

(i) In case the Corporation shall enter into any contract or transact any business with one or more of its directors, or with any firm of which any director is a member, or with any corporation or association of which any director is a stockholder, director, or officer, such contract or transaction shall not be invalidated or in any way affected by the fact that such director has or may have an interest therein which is or might be adverse to the interests of the Corporation, even though the vote of such director might have been necessary to obligate the Corporation upon such contract or transaction; provided, that the fact of such interest shall have been disclosed to the other directors or the stockholders of the Corporation, as the case may be, acting upon or with reference to such contract or transaction.

(j) Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three- fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, said compromise or arrangement and said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

TENTH: The Corporation reserves the right to amend, alter, change, add to, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute; and all rights herein conferred are granted subject to this reservation.

ELEVENTH: To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for conduct as a director. Any amendment to or repeal of this Article ELEVENTH shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, the undersigned has signed this Certificate this 5th day of May, 2006.

THE BOEING COMPANY

By: /s/ James C. Johnson

James C. Johnson

Corporate Secretary

The Boeing Company By-Laws
(as amended and restated August 28, 2007)

SECTION 10. **Action by Stockholders Without a Meeting.**

Subject to the provisions of Article NINTH of the Certificate of Incorporation, any action which could be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, are (a) signed by the holders of outstanding stock having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (b) delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the records of proceedings of meetings of stockholders. Delivery made to the Corporation's registered office shall be by hand or by certified mail or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation, in the manner required by this Section, within sixty (or the maximum number permitted by applicable law) days of the date of the earliest dated consent delivered to the Corporation in the manner required by this Section 10. The validity of any consent executed by a proxy for a stockholder pursuant to a telegram, cablegram, or other means of electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary of the Corporation. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of the stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Boeing Company (BA)
Shareholder Position on One No-Action Request regarding 4 Rule 14a-8 proposals by 4 proponents
1) Cumulative Voting
John Chevedden
2) Independent Lead Director
Thomas Finnegan
3) Shareholder Say on Executive Pay
Ray T. Chevedden
4) Performance Based Stock Options
David Watt

Ladies and Gentlemen:

One of the flaws of the December 21, 2007 no action request is that it has only one purported precedent, a 2001 case regarding TRW. Although the company refers to many other shareholder proposals it is a complete failure at finding the combined circumstances of the unique TRW case ever occurring again. Yet from the tone of the company letter the company falsely implies that the unique TRW case happens regularly.

The company also fails to mention that it had four unsuccessful no action requests in 2004 that cited the TRW case:

Boeing Co.	0223200420	02/11/2004
Boeing Co.	0217200426	02/06/2004
Boeing Co.	0217200439	02/06/2004
Boeing Co.	0223200448	02/06/2004

And the company fails to mention the number of times it cited the TRW case in its pre-2004 no action requests that filed to obtain concurrence.

The company does not explain why it now files only one no action request regarding four proposals, each with a separate proponent after it submitted four separate no action requests in 2004. This new practice creates the impression that the company is seeking to exclude one proposal – for instance the one proposal to which it devotes the most attention to in its letter.

According to the company argument rule 14a-8 proposals have only negative consequences. The company fails to acknowledge the shareholder proposals that it has adopted (after resisting mightily for years) and how adoption has improved the company's corporate governance rating.

The company fails to mention its take-no-prisoners approach to rule 14a-8 proposals. The company fails to note the number of its no action requests since 1998 that failed to obtain concurrence. And the company does not list the number of separate failed grounds in each of its no action requests that did not obtain concurrence.

Also the company fails to note that the cost of shareholder proposals will decrease because the company will now be able to vastly limit the number of paper proxies mailed. As an example of the purported excessive cost of rule 14a-8 proposals the company cites the cost of "two follow-up emails."

The company no action request is at least materially incomplete and/or misleading. The company does not provide a copy of the response of the undersigned to the unfounded company requested to withdraw proposals. The company has an obligation to provide a copy of this response.

Regarding the argument on taking credit, the company does not cite one definitive proxy that incorrectly identified the proponent of a rule 14a-8 proposal. The company does not cite proxy advisory services that incorrectly misidentify proponents on a regular basis – even though many companies try to hide the identity of proponents. The company fails to provide the quotes from some articles purportedly regarding taking credit. On other purported articles no surrounding text is provided to clarify the quote.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Pacioni <Mark.R.Pacioni@boeing.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Boeing Company (BA)
Shareholder Position on One No-Action Request regarding 4 Rule 14a-8 proposals by 4 proponents
1) Cumulative Voting
John Chevedden
2) Independent Lead Director
Thomas Finnegan
3) Shareholder Say on Executive Pay
Ray T. Chevedden
4) Performance Based Stock Options
David Watt

Ladies and Gentlemen:

The following Safeway Inc. (March 10, 2005) is a precedent regarding the company December 21, 2007 no action request. In Safeway Inc. (March 10, 2005) the staff did not concur that Safeway could exclude these two proposals under rule 14a-8(c):

1) Nick Rossi proposal to be submitted in the 2005 Safeway proxy material

2) Nick Rossi custodian for Katrina Wubbolding proposal to be submitted in the 2005 Safeway proxy materials

This is the text of the Staff Reply Letter (bold added):

March 10, 2005

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Safeway Inc.

Incoming letter dated January 17, 2005

The first proposal relates to the sale of Safeway. The second proposal requests that the board of directors take the necessary steps to amend Safeway's governance documents to provide that beginning in fiscal 2006, at least 50 percent of the nominees to the board of directors shall be minorities, as that term is used in the proposal.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1=CUV The Boeing Company (BA)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
John Chevedden

Ladies and Gentlemen:

Regarding the company bundled December 21, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text that was used in this proposal was also submitted to 9 large-cap companies for 2007. The result was that none of these 9 companies contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are no strangers to filing no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the 9 companies that published the rule 14a-8 proposals and the shareholders who cast the 6 billion yes-votes understood this to be implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Boeing did not give its proponent the opportunity to add similar text and instead filed a bundled 16-page no action request letter which included this proposal.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt cumulative voting" text of this proposal to Boeing. The proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that Mr. Flinn [the proponent] is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

The flowing is the definition of Cumulative Voting from the Council of Institutional Investors. This definition seems to favor Cumulative Voting from a shareholder perspective and this proposal is directed to shareholders (Bold added):

Cumulative voting:

If cumulative voting is allowed at a company, shareholders can allocate the total number of votes they are entitled to cast in the election of directors in any fashion they wish-all for one candidate, split among two or three, or divided evenly among all director nominees. (The total number is equal to the number of directors to be elected at the meeting multiplied by the number of shares eligible to be voted.) This may enable holders of a minority stake to elect one or more directors if they vote all their shares for a single nominee or small, select number of nominees. It has been touted as **a way for institutional investors to improve corporate governance by electing qualified, independent, accountable directors to boards**, although companies say it could lead to a "constituency" representation and a divided board. While nearly half the states once mandated cumulative voting in corporate elections, most now leave it up to companies, and most companies have eliminated it.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Pacioni <Mark.R.Pacioni@boeing.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 16, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2=CUV The Boeing Company (BA)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
John Chevedden

Ladies and Gentlemen:

Regarding the company bundled December 21, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text that was used in this proposal was also submitted to 9 large-cap companies for 2007. The result was that none of these 9 companies contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are no strangers to filing no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the 9 companies that published the rule 14a-8 proposals and the shareholders who cast the 6 billion yes-votes understood this to be implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Boeing did not give its proponent the opportunity to add similar text and instead filed a bundled 16-page no action request letter which included this proposal.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt cumulative voting" text of this proposal to Boeing. The proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of

this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that Mr. Flinn [the proponent] is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *take all the steps in their power* into "Shareholders recommend that our Board *take all the steps in their power* to adopt cumulative voting ..." or "Shareholders recommend that our Board *take the steps necessary* to adopt cumulative voting ..." similar to this August 2007 Staff Reply Letter (bold and italics added):

[STAFF REPLY LETTER]

August 29, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Torotel, Inc. Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to revoke a provision of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for sharcholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. **It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors *take the steps necessary to* implement the proposal.** Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

/s/

Ted Yu

Special Counsel

In the El Paso Corp. (February 10, 2006) precedent the text of the shareholder proposal stated:

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw or long-term policy.

And the staff required no change to this text (bold added):

[STAFF REPLY LETTER]

February 10, 2006

Response of the Office of Chief Counsel Division of Corporation Finance

Re: El Paso Corporation Incoming letter dated December 19, 2005

The proposal recommends that the board adopt cumulative voting for the election of directors as a bylaw or long-term policy.

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that El Paso has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do

not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

/s/

Geoffrey M. Ossias

The flowing is the definition of Cumulative Voting from the Council of Institutional Investors. This definition seems to favor Cumulative Voting from a shareholder perspective and this proposal is directed to shareholders (Bold added):

Cumulative voting:

If cumulative voting is allowed at a company, shareholders can allocate the total number of votes they are entitled to cast in the election of directors in any fashion they wish-all for one candidate, split among two or three, or divided evenly among all director nominees. (The total number is equal to the number of directors to be elected at the meeting multiplied by the number of shares eligible to be voted.) This may enable holders of a minority stake to elect one or more directors if they vote all their shares for a single nominee or small, select number of nominees. It has been touted as **a way for institutional investors to improve corporate governance by electing qualified, independent, accountable directors to boards**, although companies say it could lead to a "constituency" representation and a divided board. While nearly half the states once mandated cumulative voting in corporate elections, most now leave it up to companies, and most companies have eliminated it.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Pacioni <Mark.R.Pacioni@boeing.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3=CUV The Boeing Company (BA)
Shareholder Position on Specific Rule 14a-8 Proposal from the Bundled Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
John Chevedden

Ladies and Gentlemen:

Regarding the company bundled December 21, 2007 no action request, there is no text in the cumulative voting resolution asking the board to act "unilaterally" to adopt cumulative voting. The company should not be permitted to revise this resolution and then argue that its revised version should be excluded.

Consistent with the text of the proposal the board can adopt cumulative voting by setting in motion the required steps for adoption and monitoring those steps. If the board made up its mind to adopt cumulative voting, the company does not describe how the board could likely fail to adopt cumulative voting. Plus the company submitted evidence that the board could routinely access Delaware counsel to advise the board on the ordinary business details of adopting cumulative voting.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 3, 2008 and January 16, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Pacioni <Mark.R.Pacioni@boeing.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 12, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 The Boeing Company (BA)
Shareholder Position on One No-Action Request regarding 4 Rule 14a-8 proposals by 4 proponents
1) Cumulative Voting
John Chevedden
2) Independent Lead Director
Thomas Finnegan
3) Shareholder Say on Executive Pay
Ray T. Chevedden
4) Performance Based Stock Options
David Watt

Ladies and Gentlemen:

The company no action request did not acknowledge that the above proponent, Mr. David Watt traveled 2000 miles to attend the Boeing 2006 and 2007 annual meetings and formally presented his proposals at both meetings.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and January 1, 2008 and January 2, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Pacioni <Mark.R.Pacioni@boeing.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 21, 2007

The first proposal recommends that the board adopt cumulative voting. The second proposal relates to director independence. The third proposal relates to an advisory resolution on compensation. The fourth proposal relates to equity compensation.

There appears to be some basis for your view that Boeing may exclude the first proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Boeing to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the first proposal from its proxy materials in reliance upon rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Boeing relies.

We are unable to concur in your view that Boeing may the second proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the second proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Boeing may the third proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the third proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Boeing may the fourth proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the fourth proposal from its proxy materials in reliance upon rule 14a-8(c).

Sincerely,

Craig Slivka
Attorney-Adviser

END